                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1996
                          -----------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____________ to ______________

                          Commission file number 0-8591
                                                 ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: FIGGIE INTERNATIONAL INC. SAVINGS PLAN FOR HOURLY PAID EMPLOYEES.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: FIGGIE INTERNATIONAL INC., 4420 SHERWIN ROAD, WILLOUGHBY, OHIO 44094.

                              ARTHUR ANDERSEN LLP


          FIGGIE INTERNATIONAL INC.
          SAVINGS PLAN FOR HOURLY PAID EMPLOYEES

          FINANCIAL STATEMENTS
          AS OF DECEMBER 31, 1996
          TOGETHER WITH REPORT OF
          INDEPENDENT PUBLIC ACCOUNTANTS

                              ARTHUR ANDERSEN LLP





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
Figgie International Inc.
Savings Plan for Hourly Paid Employees:

We have audited the accompanying statement of net assets available for benefits of the Figgie International Inc. Savings Plan for Hourly Paid Employees (the
Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended as listed in the accompanying index. These financial statements and schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1996 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1996, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                             /s/ Arthur Andersen LLP


Cleveland, Ohio,
   June 27, 1997.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                     SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                     --------------------------------------

                                DECEMBER 31, 1996
                                -----------------

                                      INDEX
                                      -----

                  Statement of Net Assets Available for Benefits as of
                    December 31, 1996

                  Statement of Changes in Net Assets Available for Benefits for
                    the Year Ended December 31, 1996

                  Notes to Financial Statements

                  Exhibit 1 - Item 27a--Schedule of Assets Held for Investment
                    Purposes as of December 31, 1996

                  Exhibit 2 - Item 27d--Schedule of Reportable Transactions for
                    the Year Ended December 31, 1996

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                     SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                     --------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                             AS OF DECEMBER 31 1996
                             ----------------------

                                                                  1996
                                                                ----------
ASSETS:
   Cash                                                         $      62
   Investments, at fair value (Note 3)-
     Figgie International Inc. Class A Common Stock Fund            8,040
     Figgie International Inc. Class B Common Stock Fund            5,160
     International Fund                                             6,330
     Equity Fund                                                   62,375
     Fixed Fund                                                   248,982
   Employee contribution receivable                                37,928
                                                                ----------

       Total assets                                               368,877
                                                                ----------

LIABILITIES:
   Accrued administrative expenses                                    430
                                                                ----------

       Total liabilities                                              430
                                                                ----------

NET ASSETS AVAILABLE FOR BENEFITS                               $ 368,447
                                                                ==========





                 The accompanying notes to financial statements
                    are an integral part of this statement.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                     SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                     --------------------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

                                                                     1996
                                                                  ----------
ADDITIONS:
   Employee contributions                                          $355,311
   Net appreciation in fair value of investments (Note 3)            17,046
   Investment income                                                     22
   Realized gain on sale of investments (Note 3)                         25
                                                                  ----------

       Total additions                                              372,404
                                                                  ----------

DEDUCTIONS:
   Administrative expenses                                            1,435
   Benefit payments                                                   2,385
   Other disbursements                                                  137
                                                                  ----------

       Total deductions                                               3,957
                                                                  ----------

NET ADDITIONS                                                       368,447

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                  -
                                                                  ----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                     $368,447
                                                                  ==========





                 The accompanying notes to financial statements
                    are an integral part of this statement.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                     SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                     --------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                DECEMBER 31, 1996
                                -----------------

1. SUMMARY OF THE PLAN:
   --------------------

The Figgie International Inc. Savings Plan for Hourly Paid Employees (the Plan) was established on January 1, 1996, to provide retirement benefits to hourly paid employees (and their beneficiaries) hired after December 31, 1984 of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The accompanying statement of net assets available for benefits and statement of changes in net assets available for benefits are prepared on the accrual basis of accounting.

Net appreciation in fair value and net realized loss on sale of investments for 1996 were calculated based on the fair value of the investments at the purchase price.

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reportable Transactions
-----------------------

The Department of Labor defines reportable transactions as those transactions or series of transactions which exceed 5% of beginning net assets. All transactions which exceed the threshold are included in Exhibit 2.

Contributions
-------------

Participants are eligible to contribute up to 7% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Participants direct their contributions in 25% increments between the Equity Fund, Fixed Income Fund and International Stock Fund. Contributions in the Class A and Class B Common Stock Funds may be directed in 5% increments to each of the funds, however, a participant's investment in both the Class A and Class B Common Stock Funds may not exceed, in aggregate, 25% of the amounts credited to his accounts, as defined.

Investment Income
-----------------

Investment income includes dividend and interest income earned during the year.

3. INVESTMENTS:
   ------------

The Plan's investments consist of an Equity Fund, shares of Figgie International Inc. Class A and Class B Common Stock, a Fixed Income Fund and an International Stock Fund.

The Equity Fund invests in stock of many U.S. companies. In addition, it invests on a smaller basis in U.S. government obligations as well as short-term holdings.

Effective January 1, 1996, a Class A Common Stock Fund and Class B Common Stock Fund were established. The Plan invests amounts in these funds in shares of the Company's Class A Common Stock and Class B Common Stock. At December 31, 1996, the Plan held 670 and 480 shares of Class A and Class B Common Stock with a cost basis of $8,813 and $5,911, respectively.

The Fixed Fund consists of investments which provide a predetermined interest rate or a predetermined interest rate range for a certain specified period of time. Generally, these investments are U.S. Government securities, corporate bonds, bank certificates of deposit, and/or other similar items.

The International Fund is a multi-manager fund which invests in non-U.S. companies with attractive return potential. The Fund's investments are balanced among the large, well-established markets of Japan and Europe, and some of the world's emerging markets such as those in South America and Asia.

The Plan also invests in shares of the Employee Benefit Short-Term Money Market Fund (Money Market Fund). The Money Market Fund consists primarily of investments in commercial paper, with additional minor investments in certificates of deposit, banker acceptances, time deposits and corporate notes. The investment in commercial paper is distributed over a diverse range of industries, thereby attempting to minimize the risk involved.

The following table presents the fair value of investments. Investments that represent five percent or more of total plan assets are separately identified.

                            FAIR VALUE OF INVESTMENTS

                                                     December 31, 1996
                                                  -------------------------
                                                   Number of
                                                   Shares or
                                                   Principal        Fair
                                                    Amount          Value
                                                  -------------  ----------
              Investments at fair value-
                 Fixed Fund                          $21,339      $248,982
                 Equity Fund                           3,765        62,375
                                                   ==========    ==========
                                                     $25,104      $311,357
                                                   ==========    ==========

During the current year, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $17,046 as follows:

                  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE

                                                                Year Ended
                                                             December 31, 1996
                                                             -----------------

     Investments at fair value-
        Figgie International Inc. Class A Common Stock           $    (773)
        Figgie International Inc. Class B Common Stock                (751)
        International Fund                                             192
        Equity Fund                                                  9,373
        Fixed Fund                                                   9,005
                                                                 -----------

                                                                   $17,046
                                                                 ===========

4. DISTRIBUTIONS TO PARTICIPANTS:
   ------------------------------

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $3,756 at December 31, 1996.

5. FEDERAL INCOME TAXES:
   ---------------------

In the opinion of the Plan's Administrator, the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has not yet been received for the Plan.

                                                                       EXHIBIT 1

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                     SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                     --------------------------------------

            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                             AS OF DECEMBER 31, 1996
                             -----------------------

                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 023
                                ----------------

                                                                1996
                                                        ---------------------
                                                                      Fair
         Identity of Issue and Description                Cost        Value
----------------------------------------------------    ---------   ---------

Equity Fund                                             $  53,016   $  62,375
                                                        ==========  ==========

Figgie International Inc. Class A Common Stock          $   8,813   $   8,040
                                                        ==========  ==========

Figgie International Inc. Class B Common Stock          $   5,911   $   5,160
                                                        ==========  ==========

Fixed Income Fund                                        $240,021   $ 248,982
                                                        ==========  ==========

International Stock Fund                                $   6,138   $   6,330
                                                        ==========  ==========

Cash and cash equivalents                               $      62   $      62
                                                        ==========  ==========




                 The accompanying notes to financial statements
                     are an integral part of this exhibit.

                                                                       EXHIBIT 2


                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                     SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                     --------------------------------------

                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                  ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 023
                                ----------------

During the year ended December 31, 1996, the Plan had the following "reportable transactions," as defined.

                                                                                 Current Value of
                                                  Purchase     Selling   Cost of    Asset on       Net Gain
        Identity of Party Involved                 Price        Price     Asset  Transaction Date  or (Loss)
----------------------------------------------  -----------   --------- -------- ---------------- -----------

Employee Benefit Short-Term Money Market Fund
   (23 transactions)                              $ 80,689     $   -      $    -      $ 80,689     $   -

Figgie International Inc. Class A Common Stock
   (11 transactions)                                 8,813         -           -         8,813         -

Figgie International Inc. Class B Common Stock
   (11 transactions)                                 5,911         -           -         5,911         -

International Fund
   (11 transactions)                                 6,338         -           -         6,338         -

Equity Fund
   (11 transactions)                                53,243         -           -        53,243         -

Fixed Fund
   (11 transactions)                               242,643         -           -       242,643         -

Employee Benefit Short-Term Money Market Fund
   (12 transactions)                                   -        80,628      80,628      80,628         -

International Fund
   (4 transaction)                                     -           201         200         202           1

Equity Fund
   (5 transaction)                                     -           240         227         239          13

Fixed Fund
   (9 transactions)                                    -         2,663       2,622       2,643          41



The accompanying notes to financial statements are an integral part of this exhibit.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 FIGGIE INTERNATIONAL INC. SAVINGS
                                 PLAN FOR HOURLY PAID EMPLOYEES

                                 By:  Wilmington Trust Company, Trustee


Date: June 30, 1997               /s/ Moira Walker
     -------------------         ------------------------------------------
                                 Moira Walker, Senior Financial Services Officer

                                  EXHIBIT INDEX
                                  -------------


23.1     Consent of Arthur Andersen LLP                                      --